

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Rahul D. Ballal, Ph.D.
Chief Executive Officer
IMARA Inc.
116 Huntington Avenue, 6th Floor
Boston, MA 02116

Re: IMARA Inc.
Registration Statement on Form S-1
Exhibit No. 10.7
Filed February 14, 2020
File No. 333-236465

Dear Dr. Ballal:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Cynthia T. Mazareas, Esq.